DIRECT DIAL: 212.451.2250
EMAIL: AFREEDMAN@OLSHANLAW.COM

May 5, 2011

BY EDGAR

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions 100 F Street, N.E.
Washington, D.C. 20549

Re:
McCormick & Schmick’s Seafood Restaurants, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on May 2, 2011 by Landry’s Restaurants, Inc., LSRI Holdings, Inc. and Tilman J. Fertitta
File No. 000-50845

Dear Mr. Orlic:

We are writing to you on behalf of our client, Landry’s Restaurants, Inc. (“Landry’s”), to advise you that Landry’s has terminated its proxy solicitation in connection with the 2011 Annual Meeting of Stockholders of McCormick & Schmick’s Seafood Restaurants, Inc. (“MSSR”).

The Staff is invited to contact the undersigned with any comments or questions it may have.

Very truly yours,

/s/ Andrew Freedman, Esq.

Andrew Freedman, Esq.